SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.3)*

Brocade Communications Systems, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

111621306
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 19, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

9,615,265

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

9,615,265

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,615,265

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

17,511,101

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

17,511,101

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,511,101

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

17,511,101

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

17,511,101

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,511,101

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%

14.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $0.001 par value (the "Common Stock"), of Brocade Communications Systems, Inc. (the "Issuer"), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P. ("Elliott International") and Elliott International Capital Advisors Inc. ("EICA") (collectively, the "Reporting Persons") as of September 21, 2012 and amends and supplements the Schedule 13D filed on November 4, 2011, as previously amended (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.Source and Amount of Funds or Other Consideration.

Elliott Working Capital	$34,736,660
Elliott International Working Capital	$65,872,260

ITEM 4.Purpose of Transaction.

Depending upon market conditions and other factors that it may deem material, each of Elliott and Elliott International may purchase additional shares of Common Stock and/or related securities or may dispose of all or a portion of the Common Stock or related securities that it now beneficially owns or may hereafter acquire.

Each of Elliott and Elliott International acquired the Common Stock beneficially owned by it in the ordinary course of its purchasing, selling and trading in securities. EICA has acted as investment manager to Elliott International in connection with Elliott International's acquisition of beneficial ownership of Common Stock.

The Reporting Persons appreciate the constructive dialogue they have had with the Issuer’s Board of Directors on a range of topics.   The Reporting Persons support the recent change in management and may continue to make various suggestions to the Issuer regarding its business, management and strategic direction.

The Reporting Persons have engaged or may in the future engage in discussions with and/or meet with management, the Board of Directors of the Issuer, potential acquirers, financing sources, other shareholders and/or third parties, and/or formulate plans or proposals regarding the Issuer or its securities. As part of such activities, the Reporting Persons may take positions or make proposals with respect to potential changes in the operations, management, Board of Directors composition, ownership, capital structure, strategy and future plans of the Issuer as a means of enhancing shareholder value.  Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

ITEM 5.Interest in Securities of the Issuer.

(a)Elliott individually beneficially owns 9,615,265 shares of Common Stock, which constitute 2.1% of all of the outstanding shares of Common Stock.  Elliott owns its 9,615,265 shares of Common Stock through The Liverpool Limited Partnership ("Liverpool"), a Bermuda limited partnership, which is a wholly-owned subsidiary of Elliott.

Elliott International and EICA beneficially own an aggregate of 17,511,101 shares of Common Stock, which constitute 3.8% of all of the outstanding shares of Common Stock.

Collectively, Elliott, Elliott International and EICA beneficially own 27,126,366 shares of Common Stock constituting 5.9% of all of the outstanding shares of Common Stock.

(b)Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International.  Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D (previously filed) and is expressly incorporated by reference herein.

(c)The transactions effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule 1 attached hereto.

ITEM 7.Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement (previously filed)

Schedule 1 - Transactions of the Reporting Persons Effected During the Past 60 Days

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  September 21, 2012

        ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:  /s/ Elliot Greenberg
                             Elliot Greenberg
                             Vice President

ELLIOTT INTERNATIONAL, L.P.
By:Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:  /s/ Elliot Greenberg
                             Elliot Greenberg
                             Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:  /s/ Elliot Greenberg
             Elliot Greenberg
             Vice President

SCHEDULE 1

Transactions of the Reporting Persons Effected
During the Past 60 Days

The following transactions were effected by Elliott Associates, L.P. (through The Liverpool Limited Partnership) during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. price ($) per Share (excl. commissions)
21-Sep-2012	Common	(228,704)	6.234000
21-Sep-2012	Common	(1,085)	6.270000
21-Sep-2012	Common	(35,034)	6.225600
20-Sep-2012	Common	(4,025)	6.240000
20-Sep-2012	Common	(111)	6.200000
19-Sep-2012	Common	(2,100,000)	6.250600
19-Sep-2012	Common	(174,014)	6.335000
07-Sep-2012	Common	(69,999)	6.190000
06-Sep-2012	Common	(17,500)	6.135100
05-Sep-2012	Common	(87,501)	6.061800
17-Aug-2012	Common	(158)	5.800000
16-Aug-2012	Common	(927,500)	5.541800
16-Aug-2012	Common	(315,000)	5.461800
16-Aug-2012	Common	(52,500)	5.450000
16-Aug-2012	Common	(70,001)	5.512000
16-Aug-2012	Common	(70,000)	5.535900
15-Aug-2012	Common	(28,076)	5.320400
15-Aug-2012	Common	(17,500)	5.310100
14-Aug-2012	Common	(10,185)	5.305700
13-Aug-2012	Common	(8,470)	5.300000
13-Aug-2012	Common	(18,882)	5.300000
10-Aug-2012	Common	(25,770)	5.369500
10-Aug-2012	Common	(63,769)	5.358300
09-Aug-2012	Common	(149,437)	5.353000
09-Aug-2012	Common	(78,752)	5.333000
08-Aug-2012	Common	(210,607)	5.331700
08-Aug-2012	Common	(110,250)	5.310400
07-Aug-2012	Common	(92,401)	5.292600
07-Aug-2012	Common	(79,870)	5.309000
06-Aug-2012	Common	(139,057)	5.197500
03-Aug-2012	Common	(87,500)	5.136000
01-Aug-2012	Common	(18,840)	5.030800
31-Jul-2012	Common	(11,165)	5.000100
30-Jul-2012	Common	(1,855)	5.000000
27-Jul-2012	Common	1,400	4.950000
25-Jul-2012	Common	94,499	4.756900

All of the above transactions were effected on the open market.

The following transactions were effected by Elliott International, L.P. during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. price ($) per Share (excl. commissions)
21-Sep-2012	Common	(424,730)	6.234000
21-Sep-2012	Common	(2,015)	6.270000
21-Sep-2012	Common	(65,066)	6.225600
20-Sep-2012	Common	(7,475)	6.240000
20-Sep-2012	Common	(205)	6.200000
19-Sep-2012	Common	(3,900,000)	6.250600
19-Sep-2012	Common	(323,170)	6.335000
07-Sep-2012	Common	(130,001)	6.190000
06-Sep-2012	Common	(32,500)	6.135100
05-Sep-2012	Common	(162,499)	6.061800
17-Aug-2012	Common	(294)	5.800000
16-Aug-2012	Common	(1,722,500)	5.541800
16-Aug-2012	Common	(585,000)	5.461800
16-Aug-2012	Common	(97,500)	5.450000
16-Aug-2012	Common	(129,999)	5.512000
16-Aug-2012	Common	(130,000)	5.535900
15-Aug-2012	Common	(52,141)	5.320400
15-Aug-2012	Common	(32,500)	5.310100
14-Aug-2012	Common	(18,915)	5.305700
13-Aug-2012	Common	(15,731)	5.300000
13-Aug-2012	Common	(35,068)	5.300000
10-Aug-2012	Common	(47,858)	5.369500
10-Aug-2012	Common	(118,428)	5.358300
09-Aug-2012	Common	(277,522)	5.353000
09-Aug-2012	Common	(146,248)	5.333000
08-Aug-2012	Common	(391,127)	5.331700
08-Aug-2012	Common	(204,750)	5.310400
07-Aug-2012	Common	(171,603)	5.292600
07-Aug-2012	Common	(148,330)	5.309000
06-Aug-2012	Common	(258,272)	5.197500
03-Aug-2012	Common	(162,500)	5.136000
01-Aug-2012	Common	(34,989)	5.030800
31-Jul-2012	Common	(20,735)	5.000100
30-Jul-2012	Common	(3,445)	5.000000
27-Jul-2012	Common	2,600	4.950000
25-Jul-2012	Common	175,501	4.756900

All of the above transactions were effected on the open market.